Filed by Stratex Networks, Inc.
Pursuant to Rule 425 under the securities Act of 1933
and demand filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Companies: Harris Corporation (Commission
File No. 001-3863) and Stratex Networks, Inc.
(Commission File No. 000-15895)

Final Transcript

Conference Call Transcript
STXN — Harris Corp. Microwave Communications Division and Stratex Networks to Merge – Conference Call
Event Date/Time: Sep. 05. 2006 / 2:00PM PT

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CORPORATE PARTICIPANTS
Pamela Padgett
Harris Corporation — VP of IR and Corporate Communications
Howard Lance
Harris Corporation — Chairman, President, CEO
Charles Kissner
Stratex Networks, Inc. — Chairman
Gary McArthur
Harris Corporation — VP, CFO
CONFERENCE CALL PARTICIPANTS
Ittai Kidron
CIBC World Markets — Analyst
John Bucher
BMO Capital Markets — Analyst
Matt Robison
Ferris Baker Watts — Analyst
Chris Donaghey
SunTrust Robinson — Analyst
Kevin Dede
Merriman — Analyst
Jim McIlree
Unterberg Towbin — Analyst
Frank Marsala
First Albany Capital — Analyst
Larry Harris
Oppenheimer — Analyst
Rob Ammann
RK Capital — Analyst
PRESENTATION

Operator
Good afternoon and welcome to Harris Corporation’s and Stratex Networks’ joint conference call. This call is being recorded. Beginning today’s meeting is Pamela Padgett, Vice President of Investor Relations and Corporate Communications of Harris Corporation. Please go ahead.

Pamela Padgett - Harris Corporation — VP of IR and Corporate Communications
Thank you. Good afternoon and welcome. I am Pamela Padgett, Vice President of Investor Relations and Corporate Communications. This call is being held to discuss today’s announcement that Stratex Networks and Harris’ Microwave Communications Division will be combined to form a new company named Harris Stratex Networks. On the call with me today is Charles Kissner, Chairman and CEO of Stratex Networks and Howard Lance, Chairman, President and CEO of Harris Corporation.
Before we get started, let me say a few words about forward-looking statements. In the course of this teleconference, Howard Lance and Chuck Kissner or other management may make forward-looking statements. Forward-looking statements involve assumptions, risks and uncertainties

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that could cause results to differ materially from those statements. For more information and a discussion of such assumptions, risks and uncertainties, please see our joint release and filings made by Harris and Stratex Networks with the SEC.
In addition, in the presentation and on this teleconference, we will discuss certain ratios and information that are non-GAAP financial measures. A reconciliation to the comparable GAAP measures is included in the presentation.
In addition, this conference may include information deemed to be solicitation material in respect to the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. A proxy statement prospectus will be filed with the SEC. Investors should read that document and any other related documents filed with the SEC when available. For more information on how to obtain these documents, please see our joint release.
Harris, Stratex Networks and their respective directors, officers and other employees may be deemed to be soliciting proxies in favor of the combination. Information about the respective directors and executive officers is available in their annual proxy statements on file with the SEC. For more information about potential proxy solicitation participants will be included in the proxy statement and prospectus.
A replay of this call will also be made available on the investor relations section of our website.
Howard, with more than those few words, I will turn the call over to — actually, I’ll turn it over to you, Chuck.

Charles Kissner - Stratex Networks, Inc. — Chairman
Thank you, Pam. Just to make sure we are correct, I am Chairman of Stratex Networks. Tom Waechter is CEO.
Just a little background here. Over the past few years, our team at Stratex has realized that in this new world of telecommunications there is a tremendous opportunity for significant independent suppliers of wireless transmission systems. Our customers have consistently told us, both with words and actions, that they want an independent choice beyond their narrowing field of large infrastructure suppliers. They want to have the freedom to choose the most innovative solutions that they can find.
So on behalf of all of our stakeholders, we set about several years ago to fill this need by achieving the level of innovation and scale necessary to become a more valuable partner to our customers. With the introduction of the innovative Eclipse platform, coupled with high growth, organic progress has clearly moved us closer to the goal.
Of course, the dedication to create a true leader in our market has also led us to periodically look at strategic ways to accelerate this process. After careful consideration, we determined that now was the time to take that next big step and to do it with Harris’ Microwave Communications Division. By creating a new company with the combination of Stratex and Harris’ Microwave Division, we’re creating the kind of industry leadership that we expect will delight our mutual customers, as well as potential new customers. As an immediately recognizable industry leader, Harris Stratex Networks is globally strong, both in North America and in the rest of the world. Both Harris’ Microwave Division and Stratex Networks have strong innovative products, complementary customer set and financial momentum. Very importantly, we’re confident that there is a great cultural fit.
Today, you’re going to hear about the plans for this new company. I would like you to remember this. The progress that both Stratex and Harris have made in this field has been driven by innovation, and this is yet another innovative and yet a logical step, and one that we expect will result in sustainable industry leadership, a valuable enterprise and a company that will well serve all of our stakeholders, whether they be customers, investors or employees.
Now, I would like to introduce and especially to our loyal Stratex Networks stockholders someone I have had the great pleasure to work with through this process. In my opinion, Howard Lance, Chairman and CEO of Harris, clearly shares the vision of what a game-changing major move this can be. Under his leadership, Harris has had outstanding performance in many dimensions. As you will hear, Howard shares our vision and is committed to the success of Harris Stratex Networks. In fact, he plans to serve on the Board of this new company, and I am absolutely delighted about that. Howard?

Howard Lance - Harris Corporation - Chairman, President, CEO

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Thanks, Chuck, and good afternoon, everyone. As Chuck has already described, the combination of these two businesses is being built on the recent successes and financial momentum of both companies, and it will be further driven by the greater scale and industry leadership that this combination creates. Not only is there strong strategic rationale supporting the combination, but the financial rationale is also very compelling. We believe that combining these two companies will provide significant value creation for shareholders on both sides. This really is a game-changing strategy, and I think it has the potential to reshape the industry for wireless transmission network solutions.
As Chuck also said, we’re confident this is a deal our customers will embrace. It provides them with an independent wireless transmission supplier, with the product innovation required to consistently deliver them the best value via our superior telecommunications solutions. Our customers will immediately benefit from a supplier with greater scale, global reach and a breadth of product offering that is unmatched in the marketplace.
They will also benefit immediately from partnership with a larger, more competitive and financially stronger company, one that will have the financial capacity to continue to invest in new technologies and in adjacent wireless markets. Both companies have a well-earned reputation for quality, technology and innovation. Bringing our R&D teams and product specialists together and merging that technology and know-how will continue to make us a more valuable partner for our customers going forward. Bringing together leaders in innovation and technology makes this combination much more than simply one plus one.
We would like to walk you through a series of slides that will further describe the combination for you. The slides also form the basis for an investor roadshow that the new company will kick off later this week in New York. The slides are located on the investor relations websites of both companies.
If you turn to slide four, you’ll get a sense for what we are creating with this combination of the two companies, a new company with much greater scale, innovative solutions, improved financial performance and flexibility and a company serving a very large and diverse global customer base. The combination of these two industry leaders will instantly create a larger, more competitive, pure play wireless technology company, capable of achieving stronger financial performance than two stand-alone companies could. As Chuck mentioned, this new company will be a recognized industry leader from day one. We will have already earned that position.
Slide five outlines the transaction itself. Harris will contribute its Microwave Communications Division and $25 million of cash in exchange for approximately 56% ownership of the new company. Stratex Networks shareholders will exchange their existing stock for approximately 44% ownership of the new company. The transaction is expected to contribute significantly to the financial results of both companies, and is expected to be neutral to Harris Corporation earnings per share in our fiscal year 2007, and then accretive by $0.07 per diluted share in fiscal year 2008. This excludes the impact of a one-time gain from the combination, as well as acquisition and integration expenses.
The transaction is expected to be slightly accretive to Stratex Networks’ earnings per share in fiscal year 2007, and then accretive by $0.08 per diluted share in fiscal year 2008, also excluding acquisition and integration expenses.
The new company will also benefit from the combined leadership talent that it will have going forward. This begins with both companies having industry veterans at the helm. Guy Campbell, President of the Harris Microwave Communications Division, with more than 20 years experience in this industry, will be Chief Executive Officer. Tom Waechter, CEO of Stratex Networks, will be Chief Operating Officer. Sally Dudash, Vice President and Controller of the Harris Microwave Communications Division, will be Chief Financial Officer. The rest of the leadership team combines talent from both organizations.
Harris Stratex Networks will have a strong and independent Board of Directors from the beginning. The nine-member Board will consist of five directors nominated by Harris and four directors nominated by Stratex. A majority of these directors are expected to be independent, including three current directors of Stratex Networks and two of the Harris nominees. The Board will also include Guy Campbell, myself and Chuck Kissner, who has agreed to serve as Non-Executive Chairman.
Slide six provides a current snapshot of the two companies and the momentum we see in both of their recent financial performance. Both companies are showing excellent momentum in orders and in revenue growth. Orders have been greater than sales for the past several quarters at both companies. Operating margins have been improving. The slide also points out the complementary nature of the served markets and the fact that both companies have already made significant investments in new, lower-cost product lines to drive future growth and profitability.
Turning to slide seven, we summarize the strategic and financial rationale driving this merger. The combination of our two businesses creates significant scale, positioning us as the number-three global supplier, adding to our number-one position in North America and becoming the number-two supplier in the fast-growing Middle East and Africa region. Our highly complementary distribution channels and unmatched product

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portfolio are very compelling reasons for bringing these two companies together. As we bring them together, we will also benefit from an estimated $35 million in expected annual savings from product cost reductions and operating expense reductions.
The past success of our two companies, the complementary nature of this merger and growing global markets positions Harris Stratex Networks to achieve double-digit revenue growth going forward with continuing operating margin expansion. We believe there are great opportunities for an independent supplier capable of providing complete end-to-end transmission solutions and turnkey network services.
Turning now to slide eight, these pie charts offer a graphic depiction of the added scale and market share the new company will command on the day of the closing, with direct and general partner sales coverage in all regions of the world.
Slide nine illustrates the complementary nature of our market channels, and shows the last 12 months’ revenues by region for each company. It also provides a little more detail on the global footprint of the new company. This geographic coverage slide reflects the less than 5% overlap that exists in the current combined customer base. Harris Stratex Networks will have a strong global presence in North America, the Middle East and Africa, Europe and Asia, as well as the ability to address growing opportunities in emerging markets such as Russia and India.
Slide 10 illustrates the expected market growth forecast going forward. As I think most of you know, the fundamentals of the market remain very strong, with expected annual growth rates of 8% through 2009. The combination of the Eclipse and TRuepoint products positions the new company very nicely in the very desirable growth segments of the overall market.
This global growth is being driven by a number of factors. In many emerging markets, it’s new network buildouts and network expansions. In more developed markets, such as Europe and North America, it’s being driven by the 3G network rollouts, leased line substitution for microwave and expanding bandwidth requirements for new triple play services. This is driving increased capacity and extended and expanded footprint requirements. In North America, we also expect the 2 GHz spectrum relocation that is underway to drive new demand, similar to that generated in the 1980s when we had the PCS relocation. In both private networks and mobile networks, there is increased focus on the hardening of networks to protect against both natural and man-made disasters.
At this point, I’m going to turn the call back to Chuck to discuss the remaining slides.

Charles Kissner - Stratex Networks, Inc. — Chairman
Thank you, Howard. Now, let me continue. If you’ll turn to slide 11, that gives you a pretty compelling graphic of why we think Harris Stratex Networks will deliver an end-to-end product portfolio that is unmatched in the industry. The combined product offering will be the broadest in the industry, and it includes transport and access microwave radios, carrier-grade Ethernet transmission systems and network management software. In addition, we will continue to provide turnkey network services that include network planning, engineering and implementation, all of which further deepens the relationship with our customers.
On slide 12, we’re pointing out that the successful combination of these two businesses contemplates approximately $35 million in annual cost savings, and we believe this is achievable in fiscal 2008, ending June 2008. Cost savings can be realized from both lower product costs and operating expenses. The combined gross margins between the two companies over the past year have risen from 26% to 32%, and we are targeting 40% going forward, and that is driven by the implementation of joint manufacturing initiatives and volume leverage in the supply chains. Operating expenses as a percentage of revenue declined — 27% in the prior year, and we believe 25% is achievable by addressing duplication in overhead functions.
On slide 13, this slide puts a stake in the ground regarding financial targets that we believe can be achieved in the fiscal 2008 to 2009 timeframe. We think these targets are achievable — annual growth rate or revenue of 10% to 15%, gross margins of around 40%, operating expense at 25% of revenue, as I mentioned earlier, with the resulting operating income at 15% of sales. We strongly believe this merger will create tangible value for all stakeholders.
On slide 14, just to summarize the presentation, this represents a summary of the value we’re creating with the merger of these two industry leaders. First, the transaction is accretive to both Harris and Stratex shareholders. From the day of signing, Harris Stratex Networks becomes the leading independent provider of wireless transmission systems. The merger provides this new company with the scale to win. Superior scale should enhance our ability to serve large customers and to compete for major accounts.

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We will also have the opportunity to increase penetration of our mutual customer bases. The opportunity to expand Eclipse and TRuepoint products can be significant. Our strong brands and our best-of-breed products and technologies create a clear and sustainable product leadership position. I think it’s abundantly clear that the combined geographic coverage puts this new company in the position to seize growth wherever it is strongest in the global telecommunications market.
Finally, the combination of our two businesses will create a world-class engineering, marketing and sales and global support team, with strengthened overall management leadership. We have arrived at this point in time as a result of the progress and the sacrifices made by employees of both companies. We have two outstanding teams, and we believe now is the right time to combine forces and assume a leadership position in this industry.
So, as you can see, putting together Harris’ Microwave Communications Division and Stratex Networks creates a compelling enterprise. As a clear global leader in our market space with the synergies afforded by this combination, and with the power to drive even more innovation going forward, a complementary set of customers, products and services, this is a step I firmly believe should be embraced by Stratex Networks’ shareholders. This is the next logical step, and the timing is right. I feel strongly about this, and as Howard mentioned, I and several of my fellow directors at Stratex have agreed to serve on the Board of this new company. As a combined enterprise, with both industry scale and a level of independence to be nimble, this is the company that all of Stratex Networks’ directors have decided makes tremendous sense.
Now, we know many of you have questions about this announcement, so Howard and I, as well as some other members of the management of both Harris and Stratex Networks, are on the line. At this point, operator, can you please open the call for questions?
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS). Ittai Kidron, CIBC World Markets.

Ittai Kidron - CIBC World Markets — Analyst
Congratulations on the announcement. Chuck, perhaps you can walk me through the transaction structure. I’m still somewhat confused on how this exactly works. In three, four months, when this deal closes, from what I am able to understand, Stratex as a public company does not exist anymore. Am I correct?

Charles Kissner - Stratex Networks, Inc. — Chairman
That’s correct. There will be a new company called Harris Stratex Networks. The ownership of that company will be around 56% owned by Harris Corporation, and the remaining ownership will be based on the current or the [at the time of] Stratex shareholders.

Ittai Kidron - CIBC World Markets — Analyst
Got it. But this entity will then be basically a subsidiary of Harris, and I guess at some point, when you say it will be NASDAQ-traded, that means you’ll either spin it off or take it public as a second step?

Charles Kissner - Stratex Networks, Inc. — Chairman
No, it will be a public company, with its own Board, its own stock. It has one large shareholder, one major shareholder — excuse me, one larger shareholder. I’m sure there will be other major shareholders. The largest shareholder will be Harris. It will be publicly traded in the market, and Harris will consolidate the results, since it’s a majority shareholder. Does that answer your question?

Ittai Kidron - CIBC World Markets — Analyst

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I’m still — so just the public shareholders in the Company today will have to hand the shares over in order to get shares in this new entity called Harris Stratex, which will be fully consolidated and under Harris, will not be a public company?

Charles Kissner - Stratex Networks, Inc. — Chairman
No. It will be a public company. The Stratex shareholders today will exchange their shares; that’s true. By the way, just —

Ittai Kidron - CIBC World Markets — Analyst
But what will they exchange their shares for? For shares —?

Charles Kissner - Stratex Networks, Inc. — Chairman
The new company called Harris Stratex Networks.

Ittai Kidron - CIBC World Markets — Analyst
But Harris Stratex Networks is not a listed company.

Charles Kissner - Stratex Networks, Inc. — Chairman
Yes, it will be a listed company on NASDAQ. It has — the largest shareholder will be Harris.

Ittai Kidron - CIBC World Markets — Analyst
So, to put it differently, Harris will contribute its assets to Stratex and will get 56% of Stratex?

Charles Kissner - Stratex Networks, Inc. — Chairman
That’s a better way of looking at it. I knew you could state it eloquently.

Ittai Kidron - CIBC World Markets — Analyst
(Indiscernible). Thank you very much. Congratulations.

Operator
John Bucher, BMO Capital Markets.

John Bucher - BMO Capital Markets — Analyst
First, Howard, besides the cash that you have agreed to commit here, do you see any additional cash requirements on the part of Harris Corporation, once Harris Stratex Networks begins rationalizing overhead facilities, administration and whatnot?

Howard Lance - Harris Corporation — Chairman, President, CEO

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No, at this point, we don’t envision any additional cash infusion required. This company will start out with a very clean balance sheet and will be in a position to obtain its own financing, if that’s required.

John Bucher - BMO Capital Markets — Analyst
Then, Howard, maybe if you will indulge us, you could talk just a little bit about what you can about how this came about. It does appear that there’s some overlap in the product portfolio there, but clearly you have stated a pretty strong case here for a lot of synergies to be had. Is this something that you’re answering the cry for consolidation, if you will, or you saw significant synergies in the product portfolios? Would you just sort of talk a little bit about the background leading up to this?

Howard Lance - Harris Corporation — Chairman, President, CEO
I think, in the end, both companies have shown significant progress on their own in redesigning their complete product lines, driving organic growth and returning to profitability. The question was, as a stand-alone company in either case, either our Microwave business or the Stratex Networks business, how far could they go on their own? We both, I would say, reached a similar conclusion at about the same time, which was that together we could get the benefits of the scale and the leverage.
We’re going into, I think, a very strong growth period for the market. Scale really does matter in this market, especially internationally. Together, we are almost twice as big internationally as either company would be independently, and that is a significant factor, remembering that about 75% or 80% of the global market is outside of the United States, and where you’re competing against sizable integrated global competitors in the infrastructure providers.
So together, we’re going to have a much stronger position to be able to operate in those global growth markets and compete effectively and, we think, win. We think there’s a very strong place in the market for an independent microwave company focused on that technology and all of the services that are surrounding it, and to compete with people who are primarily in other businesses and bundle microwave radios as part of a sale.

John Bucher - BMO Capital Markets — Analyst
Finally, Howard, your application is you have the overall market which you indicated, the global market growth of around 8% or so for all those segments, and you’re targeting the double-digit growth there. In fact, you even say 10% to 15% or so. It is because of, number one, your independence and, I guess, number two, the global scope and scale that you think that the combined entity can take share from here?

Howard Lance - Harris Corporation — Chairman, President, CEO
Yes, I think those two factors. Then I would add to that the fact that Harris has transport product lines that they can now market through the existing Stratex Networks customer base and channels to market. So that’s very important, as well as together we have the broadest profile in the industry, as the one slide indicates, and an opportunity to serve the customer all the way from their simplest access product need up to their most complex integrated network, and then to wrap around that the support services and network management.
Then, finally, I think we’re going to be aided by faster growth because of our focus in faster-growing markets. We are both well-positioned in emerging markets that are expected to grow a little faster than that 8% in the total market number.

John Bucher - BMO Capital Markets — Analyst
Thank you very much. Congratulations.

Operator
Matt Robison, Ferris Baker Watts.

Matt Robison - Ferris Baker Watts — Analyst

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I guess you’ve included margins and mix data in your slides. I can’t see them. Is that correct?

Charles Kissner - Stratex Networks, Inc. — Chairman
That’s right.

Matt Robison - Ferris Baker Watts — Analyst
Can you talk a little bit about supply chain and facilities, and how the products overlap, or where there might be some market expansion for the two companies?

Charles Kissner - Stratex Networks, Inc. — Chairman
Well, you’ve got a couple of questions there wrapped together, I think. But let me try to —

Matt Robison - Ferris Baker Watts — Analyst
Probably three or four, really.

Charles Kissner - Stratex Networks, Inc. — Chairman
First of all, in terms of supply chain, just in general, we do expect to see supply chain efficiencies that will result in lower cost of goods. I think that’s pretty clear from the scale of the Company. We don’t have a lot of overlap in the supply chains right now, so we do believe that by combining the supply requirements, we will experience a couple of things. One is volume discounts, but also we can smooth out our demand cycles with our suppliers, which also helps us from a cost point of view.
In terms of the overlap and what it does in the market, I think Howard had a slide that indicated that there was very little overlap in the market between us. We knew there wasn’t much, because we really haven’t run into each other a whole lot around the world, but it was surprising, as we went through all of the details why that was true. Without getting into a lot of detail, we think it’s less than 5% in terms of overlap.
So there’s no big hurry to try to rationalize product lines right now, because each of these products have, as you know, some very different characteristics as well as some similar functions. But they’re different enough that they each have a place in the marketplace, whether it’s with a specific customer or an application or whatever. I think the rationalization further down the road is where some of the more exciting opportunity is, but that’s in future generations of products.
So I think in terms of components and general supply and so on, we can move pretty quickly toward getting supply chain efficiencies. The product design efficiencies probably come somewhat later, and still I think we’re pretty comfortable with the level of synergies that we talked about.

Matt Robison - Ferris Baker Watts — Analyst
Has Harris gone to the same degree that Stratex has, in terms of moving to CMs and bringing [as much of the design] into more standard digital type product manufacturing?

Howard Lance - Harris Corporation — Chairman, President, CEO
I think the answer is yes and no. Yes from a product line standardization standpoint. Similar to the approach with Eclipse, our TRuepoint product line emanates from a common platform, with lots of common components. But while we are moving some of our products toward the contract manufacturing business model, we have only just started there. Certainly, there’s a lot that the two companies working together can do to benefit from that model.

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Matt Robison - Ferris Baker Watts — Analyst
So, Harris side of it, you will still have significant captive manufacturing?

Howard Lance - Harris Corporation — Chairman, President, CEO
Yes, we expect to continue to have manufacturing at our facility in San Antonio, Texas.

Matt Robison - Ferris Baker Watts — Analyst
In terms of the product overlap, my understanding is Harris does a lot more in the US and has more long-haul type products. Is that correct?

Howard Lance - Harris Corporation — Chairman, President, CEO
We have a complete product line, but our sales distribution would be typically a little over 50% in the North America market, and certainly a significant amount of our global sales does come from larger transport and trunking radios, yes.

Matt Robison - Ferris Baker Watts — Analyst
So, Chuck, is that where you’re talking about the absence of overlap?

Charles Kissner - Stratex Networks, Inc. — Chairman
Right. That’s the evidence of it. Clearly, we are focused 95% on the international market, and our entire product line is focused on the access business, whether it be voice or data access. So somewhat of a different focus, but a great combination when you put all of that together.

Matt Robison - Ferris Baker Watts — Analyst
What about facilities? I guess the press release talked about the headquarters moving or rather being in Research Triangle Park. What are the other major facilities?

Charles Kissner - Stratex Networks, Inc. — Chairman
Well, the facilities are the same as what we have today between the two companies. In terms of any rationalization or whatever, I think those are details that would come out later, as we go through the planning process and get to closure. But as far as the headquarters, the Company has to have some headquarters. The headquarters will be in Research Triangle Park. The headquarters functions will be split between Research Triangle Park and San Jose.

Operator
Chris Donaghey, SunTrust Robinson.

Chris Donaghey - SunTrust Robinson — Analyst
Congratulations on the deal. First of all, I wonder if you could talk about Stratex’s focus on the international market. What was the rationale in focusing on that market to begin with, rather than taking a more domestic focus?

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Charles Kissner - Stratex Networks, Inc. — Chairman
Well, part of it is the legacy of the Company. If you go way, way back, the Company actually was formed out of folks that came out of what became Harris’ Microwave Division 20-something years ago. I think they started focusing on the US back in the mid ‘80s, but found a much more significant market for this kind of product outside the US at that time. The reason why was that in mobile backhaul, something like 80% of the transmission is done with microwave radios. So it was a very, very lucrative market.
So the Company by legacy did quite well in that market, got very, very strong. At the same time, whenever it tried to go into the US market, because of its size and a number of other things, it was difficult for it to gain significant traction. For one reason, Harris was a very, very strong supplier in the US market, and so it was somewhat difficult to penetrate.
But that market outside the US has turned out to be very lucrative for Stratex, and it actually drove the designs of the products to fit the international market in a very strong way. I think we have always felt that to be a truly global supplier, we had to be strong both in North America and outside North America at the same time. I think that’s one of the reasons why strategically, we thought doing something like this made a tremendous amount of sense.

Chris Donaghey - SunTrust Robinson — Analyst
So as you look at this 10% to 15% targeted topline growth rate going forward, is that now moving the Stratex products back into the domestic US market, or is it still going to be more international-focused in terms of that excess growth opportunity?

Charles Kissner - Stratex Networks, Inc. — Chairman
I think it’s too early to really talk about specifically where the products are going to go, other than to say that both products have a very healthy customer base today, and we expect to sustain that customer base with the products that we have right now. Going into product substitution and so on is not really — we can’t get into that kind of specificity right now.
That being said, there are some markets, as Howard talked about, that are particularly strong and growing very quickly. When we look at the products individually, some of the TRuepoint products are probably a better fit in some of these new markets than Eclipse, and Eclipse is probably a better fit than some of the TRuepoint products. We intend to take advantage of that.

Chris Donaghey - SunTrust Robinson — Analyst
One final question just on the structure, Howard. So when the deal is closed, the Harris Microwave Communications segment from the income statement perspective will say Harris Stratex Networks, and it will incorporate the full financial results for that subsidiary. But at the same time, Harris Stratex Networks will report its own financials under a separate set of documents or press releases as a stand-alone company and again, this — I hate to use this as an example, but very similar to what we see at Comverse and Verint?

Howard Lance - Harris Corporation — Chairman, President, CEO
I think what you said is accurate. I don’t know of those two companies. But yes, each quarter, Harris Stratex Networks will report their full results for the Company. As a majority-controlled shareholder, we are required then to consolidate the entire results into our income statement and our balance sheet — all the assets, liabilities and so on. Then, of course, at the minority interest line, we’ll eliminate the 44% of the Company that we do not own. So what [today says] Microwave Communications statement will in fact be the aggregate combination of this combined company.

Operator
Kevin Dede, Merriman.

Kevin Dede - Merriman — Analyst

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Would you mind delving into the product mix a little bit more? I understand that Harris is in the process of, what, upgrading MegaStar for a March quarter release? I’m just still trying to understand this sense behind supporting both TRuepoint and Eclipse.
Then I would like to know where you would go with a Constellation versus Altium and Aurora versus Velox.

Howard Lance - Harris Corporation — Chairman, President, CEO
I think, first of all, in the transport space you’re exactly right. We’re developing the TRuepoint 6000/6500 series, and that will serve two purposes. It will be a global transport product, and with this new combined company, we will have new customers to go and introduce that product line to, and hopefully displaced some others who are currently selling them their transport products. It will also serve in the long run as a replacement not only for the MegaStar but for the Constellation product line. That is some quarters out, but that’s the strategy for the development of that product that we have been talking to customers about.
So that will continue exactly as we have currently planned. I think in the long run, Guy Campbell and Tom Waechter and their team will work together to decide how to get the best of the best in the technology. I’m sure there will be some product consolidation, but that’s going to be in the longer term. We have got several months here to get through the requirements for closing. There will be a lot of planning going on during that time by joint integration teams that will be put together, and then they will be ready to launch. At the closing, I’m sure they will have some more definitive things that they can say about the product strategy at that time.

Kevin Dede - Merriman — Analyst
Are there Hart-Scott-Rodino implications?

Howard Lance - Harris Corporation — Chairman, President, CEO
We have to go for a filing, but because of the small amount of revenue that Stratex Networks has in the US, we don’t see that as being any kind of an issue.

Kevin Dede - Merriman — Analyst
When do you suppose this topic goes before Stratex shareholders?

Charles Kissner - Stratex Networks, Inc. — Chairman
We’ve said that it would probably be in late November if everything goes smoothly. Obviously, if it doesn’t, it could take longer than that.

Howard Lance - Harris Corporation — Chairman, President, CEO
Stratex expects to file their S-4 sometime in the next couple of weeks — three weeks, I think — for comment from the SEC. Then the proxy will be put together for the shareholder review.

Kevin Dede - Merriman — Analyst
So how many outstanding shares will this combined company have?

Charles Kissner - Stratex Networks, Inc. — Chairman
It will be based on the ratio of the shares to be issued. It will be somewhat south of 60 million, probably the 56 million to 58 million share level.

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Kevin Dede - Merriman — Analyst
How did you decide on a 56/44 split, given that revenues split at about 60/40?

Howard Lance - Harris Corporation — Chairman, President, CEO
Well, obviously, we worked on trying to strike the right balance for what each company has produced in the previous period, but also what each company felt they could produce going forward, in terms of both revenue and profitability. Then we looked also at the synergies and agreed on the 56/44 split as an appropriate way to create value for shareholders of both companies, as well as to recognize a sharing in the synergies, since they really can only be created by both companies coming together.

Kevin Dede - Merriman — Analyst
The press release mentions your license partner. I’m just wondering what you think their take will be, given the competitive nature that they probably see Harris in North America?

Charles Kissner - Stratex Networks, Inc. — Chairman
Well, I guess you’d have to ask them. But all I can tell you is that we’re committed to support our license partner or partners going forward. We think it’s an important part of the program, and we have carefully integrated that into the planning that we have done so far in putting this together, and probably would not have proceeded if we didn’t feel that we were going to meet our obligations in the most enthusiastic way.

Kevin Dede - Merriman — Analyst
What is the headcount at Stratex and the headcount at Harris’ Microwave Division, and where do you see that going?

Charles Kissner - Stratex Networks, Inc. — Chairman
Well, let’s see. We have to get the numbers out of here. Let’s see. Stratex is about 450 in total. I don’t actually have the number here for —

Howard Lance - Harris Corporation — Chairman, President, CEO
It’s around 1,000.

Charles Kissner - Stratex Networks, Inc. — Chairman
Around 1,000. Excuse me, 950. I just got the number. Around 950. Clearly, there’s synergies, but we can’t really get into the detail now about how much of that is affected by headcount.

Howard Lance - Harris Corporation — Chairman, President, CEO
Both of the teams have a lot of work to do, and the planning process on integration between now and the closing. Certainly there are cost savings that will be realized, but how that translates into individual headcount is too early to articulate.

Charles Kissner - Stratex Networks, Inc. — Chairman
I think the thing to remember is that all of the synergies we are talking about here — they arise from many different sources. The product cost synergies are a very significant part of the synergies going forward. We talked about supply chain, best of best, product design in the long term

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and things like that. There is, obviously, in something like this some duplication of functions. That impacts people in some way, but to say that all the synergies might be coming out of headcount would be wrong.

Howard Lance - Harris Corporation — Chairman, President, CEO
At the same time, Kevin and others on the line, don’t go away thinking that we are just making up or throwing out numbers here. There’s been a lot of detailed analysis that has been done on these synergies, and it’s really just a question of Guy and Tom and their teams needing time to really put together a detailed transition plan before we’re going to be in a position to discuss a lot of specifics. But a lot of analysis has been done, and we are confident in the profitability prospects for the combined company.

Kevin Dede - Merriman — Analyst
So the net operating loss carryforwards — are they washed on this merger?

Gary McArthur - Harris Corporation — VP, CFO
If you want me to speak to that, the net operating loss carryforwards will actually continue from a cash flow nature. With regards to an income statement, they will come out of the P&L and move to the balance sheet. But as far as the cash generated from the NOLs, they will continue.

Kevin Dede - Merriman — Analyst
From both companies?

Gary McArthur - Harris Corporation — VP, CFO
When you say from both companies, the NOLs — they will get combined, and it will be on the balance sheet. There won’t be a P&L as the proven profitability, being able to run that through the P&L will go away, and it will come up on the balance sheet as a deferred tax item.

Charles Kissner - Stratex Networks, Inc. — Chairman
That was Gary McArthur, CFO of Harris.

Operator
Jim McIlree, Unterberg Towbin.

Jim McIlree - Unterberg Towbin — Analyst
It looks to me like most of the cost savings you’re expecting are coming out of cost of sales, because OpEx as a percent of sales looks like it’s pretty close to your target. Given that Stratex, I think, peaked gross margins at 38%, hitting 40% seems like it’s kind of a heroic assumption.
So the question is, I know you have kind of said that there are savings everywhere. But it seems to me that most of the savings are in cost of sales. If so, how much have you really identified to save in that cost of sales, and how much of the savings is [Kentucky lineage]?

Charles Kissner - Stratex Networks, Inc. — Chairman
In my opinion, looking at the detail that we have gone through, as you know, we have been, at Stratex alone, advertising a target of 36% to 38%. If I look at the detail that’s behind this and how we get there and what the ASPs are in the combined company and a number of other factors, 40%, I think, is highly achievable or we would not have together put this on the table.

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Remember, we’re talking about a market that’s global now. We have more power in the market. It’s a combination of the North America and international market, and it’s one that we are more of a value provider with all the services that go around the products. So I think it’s quite achievable.
Howard, do you want to speak to that?

Howard Lance - Harris Corporation — Chairman, President, CEO
I certainly agree with you. I think one thing you might consider is the positive contribution to that gross margin that comes from the transport part of the market, which has historically, for us, contributed higher margins than the access-only piece.
Secondly, when you look at the network management software and services that we’re able to wrap around the product-only offer that we make. So we feel very comfortable that that can be achieved, and would not have suggested that number if there was not a basis for getting to it.
Again, I think that this very detailed plan, you can expect, will emerge as we come out of this planning session between signing and closing. I would say, in the same way that we have provided relatively specific how to achieve targets during my tenure at Harris, we’re going to be doing the same thing in encouraging Guy and Tom Waechter to do that for Harris Stratex Networks. Tom or Chuck and I have been very involved with them, as we have worked together to put together the preliminary plans. You’ll hear a lot more detail as we go forward.

Jim McIlree - Unterberg Towbin — Analyst
Howard, slide 13 shows the targets for this entity of over 10% top line, over 15% operating income margin, which I think fits your criteria for the kind of companies you want at Harris. So if this is the case, why not just buy this and reap all of the benefits for Harris shareholders rather than for only 56% of them, so to speak?

Howard Lance - Harris Corporation — Chairman, President, CEO
Well, number one, a big consideration is creating shareholder value in acquisitions. I have said many times before that that’s always very high on our list. To do that on the basis of the current results, a 100% acquisition would have been a dilutive acquisition. For that reason, I did not believe that was really the best first step.
This gives Harris lots of flexibility going forward. We have committed to a two-year standstill where we will maintain this ownership. For the next two years following that, we can increase our ownership up to a little higher level, but still are relatively inflexible. But in the long run, we become very flexible in terms of whether this kind of a company fits our strategy in terms of what Harris shareholders are trying to achieve.
Right now, we think it’s the right move. We’re heading into, I think, a prolonged positive growth cycle in the market. We’re going to deliver an accretive transaction and create value for both sets of shareholders, and we’re going to be achieving, as you indicated, some of the targets that I’ve set, while at the same time we’re going to be giving Harris an expanded commercial communications revenue and growth prospect to help continue to drive diversification in our portfolio.

Charles Kissner - Stratex Networks, Inc. — Chairman
Let me add to that, from a Stratex shareholder point of view and how we have looked at this, we think this is a great opportunity for Stratex shareholders to increase the value of their investment, by continuing to allow them a vehicle to participate in this. The numbers are very compelling in many, many ways in terms of growth and profitability and so on. The sustainability is very high in this business with a much larger enterprise, and we felt it was in our shareholders’ interest to give them the ability to participate.

Howard Lance - Harris Corporation — Chairman, President, CEO
We also recognize the market values, pure play technology companies, in a little different way than a defense company. This is a way to realize some of that value for Harris shareholders as well.

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Operator
Frank Marsala, First Albany Capital.

Frank Marsala - First Albany Capital — Analyst
My questions have been answered.

Operator
Larry Harris, Oppenheimer.

Larry Harris - Oppenheimer — Analyst
Sounds like an interesting transaction. I was wondering, over the longer term, and obviously you have to get this transaction approved and operationally off the board. But with 600 million in revenue base, do you over time see expanding the product line, either in terms of maybe going back to the OEMs interested in buying some of their microwave operations or moving into adjacent areas in wireless infrastructure, not immediately but over the longer term?

Howard Lance - Harris Corporation — Chairman, President, CEO
I certainly think that Guy and Tom and their management team are going to have lots of potential opportunities that they could have pursued independently. But I think together they get to pursue those more quickly. They have a stronger financial foundation to build on, and whether it’s acquisitions or additional strategic partnerships or moving into adjacent markets, I think all of those are going to be available to this new company. That’s, I think, part of the excitement that Chuck and I have is, again, the foundation of both companies really being on technology and innovation. Together, they are going to be in a much better position to pursue those innovations going forward.

Pamela Padgett - Harris Corporation — VP of IR and Corporate Communications
To keep this within an hour, I think we will just take one more question, please.

Operator
Rob Ammann, RK Capital.

Rob Ammann - RK Capital — Analyst
Congratulations. Can you comment — it sounds like you will be at a pretty full tax rate with the new entity. What tax rate should we assume there?

Howard Lance - Harris Corporation — Chairman, President, CEO
Well, who wants to take that one? We believe — a lot of work has to be done, but we believe that the tax rate, once this company gets up and running and takes advantage of tax rates in global jurisdictions to augment the US tax rate, we think it will be perhaps somewhere in the 30% rate. So for now, that’s what we would suggest using — certainly from, let’s say, fiscal 2008 going forward.

Charles Kissner - Stratex Networks, Inc. — Chairman

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But I think one other point on this tax rate is if you use the 35%, let’s say — let’s just assume it’s a full tax rate — the financials are still very compelling. So that almost doesn’t really matter at this point.

Rob Ammann - RK Capital — Analyst
Kind of a follow-up on Jim’s question. It does look like over 80% plus of the cost synergies are coming out of the cost of goods sold. Maybe if we could just talk about the strategy for manufacturing looking out long-term, looking out two to three years in terms of what percentage would be manufactured internally versus outsourced?

Charles Kissner - Stratex Networks, Inc. — Chairman
As was said earlier, I think that level of planning and that level of detail really has to be nailed down to the point where Guy and Tom can talk about that at the time of closing or around that time. But clearly, the trend is toward more outsourcing, and I think that’s what you should expect from this company. Stratex has been way down the road in terms of outsourcing, in a rational way. It doesn’t mean everything has to be outsourced. Some things are better outsourced, and some things are better left inside the Company. But whatever benefit there can be from that, I’m sure, is going to be applied to the thinking of this company.

Rob Ammann - RK Capital — Analyst
To understand the synergy analysis, the $35 million — that would be realized in a full year, in the June 2008 fiscal year?

Gary McArthur - Harris Corporation — VP, CFO
Yes, that’s the way we did that calculation.

Charles Kissner - Stratex Networks, Inc. — Chairman
It’s not per quarter, Rob.

Rob Ammann - RK Capital — Analyst
No, understood. I just wanted to make sure it wasn’t an exit rate on the June 2008 fiscal year. Then in terms of the accretion guidance you gave, what amount of synergy is assumed in that, whatever, the $0.08 accretion to Stratex in fiscal year 2008?

Gary McArthur - Harris Corporation — VP, CFO
In fiscal year 2008, we have assumed the $35 million, and we then did the analysis as if Stratex were continuing to be a stand-alone company with what the impact would be on their earnings. It’s a little bit of a — it’s a calculation because, as we discussed, there won’t be that stand-alone company; it will be the combined company. But that’s the way the analysis was done, in order to try and illustrate the magnitude of the accretion or contribution to earnings that the Stratex shareholders should look forward to seeing in the go-forward company.

Rob Ammann - RK Capital — Analyst
Okay. But that accretion is for fiscal — or that was a fiscal 2008 number? Okay. I was thinking it was (multiple speakers) slightly accretive in 2007. Okay.

Gary McArthur - Harris Corporation — VP, CFO

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Yes, sir. It’s on a common basis, because we will be consolidating — Harris Stratex Networks will be moving to a June 30 fiscal year to coincide with Harris.

Rob Ammann - RK Capital — Analyst
Understood. I think I just had my fiscal years mixed up. What is the manufacturing utilization in the Texas facility for Harris?

Gary McArthur - Harris Corporation — VP, CFO
In terms of percent capacity, I don’t know that I can comment on that specifically. We have consolidated our Canadian manufacturing facility into that facility within the last year. We have, though, begun outsourcing of some of our newer access radio products. So we are not at 100% capacity; we could do more manufacturing there. But I don’t know a specific number for you.

Rob Ammann - RK Capital — Analyst
It looks like I can back into Harris’ gross margin last year at somewhere around 36%. What sort of long-term guidance or color have you given with respect to where margins for Harris’ Microwave business could have been on a stand-alone basis over time?

Howard Lance - Harris Corporation — Chairman, President, CEO
We have not given any specific gross margin guidance that I recall. What we clearly said is operating income — the first milestone was 10% return on sales. We have come close to that during the last quarter. That was our first milestone. We always hoped that we could get to 15% return on sales beyond that. But we have not given any specific numbers on gross margin.

Rob Ammann - RK Capital — Analyst
Congratulations.

Charles Kissner - Stratex Networks, Inc. — Chairman
I want to thank everybody for their interest in today’s announcement. We hope you are as excited about these prospects and the opportunities as we are. I just want to note that over the next several days, members of the combined management team for the Company will be meeting with investors in various cities around the country. We will be starting with New York on Thursday, and we look forward to seeing many of you at that time.
Thanks very much for your interest and your participation. Good day and good night.

Operator
That does conclude today’s conference call. We do thank you for your participation.

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